[redacted]

12014600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65864~~ 68508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kapitall Generation, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 Centre Street, 6th Floor, Suite 7
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Roberts — 646-571-0109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2012
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Barry Mione, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kapitall Generation LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of New York
County of New York
The foregoing instrument was acknowledged before
Me on this 13 day of March 2012
by Barry Mione (name of constituent)
who is personally known to me or has produced
NJDL (type of ID) as identification.

Notary's Signature [signature]

JEFFREY G RONG
Notary Public - State of New York
No. 01RO6219871
Qualified in New York County
My Commission Expires Apr. 05, 2014

Kapitall Generation, LLC

(A Wholly-Owned Subsidiary of Kapitall, Inc.)

(A Development Stage Company)

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	46,371
Clearing deposit		250,000
Prepaid expenses		17,668
Total assets	$	314,039
Liabilities and member's equity		
Accounts payable	$	36,414
Due to parent		96,878
Total liabilities		133,292
Member's equity		
Additional paid-in capital		715,361
Deficit accumulated during the development stage		(534,614)
Total member's equity		180,747
Total liabilities and member's equity	$	314,039

The accompanying notes are an integral part of this financial statement.

1. Organization, Nature and Status of Business

Kapitall Generation, LLC (a Wholly Owned Subsidiary of Kapitall, Inc.) (a development stage company) (the "Company") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority. The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

The Company has been in the development stage since its formation on December 4, 2009. The Company plans to engage in on-line retail brokerage operations as introducing broker to its clearing firm Pershing, LLC. The Company commenced trading on a limited invitation-only basis (to "friends and family") in the fourth quarter of 2011.

The accompanying financial statements have been prepared on a basis, which assumes that the Company will continue as a going concern, and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has had no material revenues and incurred losses from operations since its inception, and has a deficit accumulated during the development stage amounting to $534,614 as of December 31, 2011.

The Company has received cumulative cash infusions from its parent company, Kapitall, Inc., totaling $550,000 and continues to rely on such support, if available. The parent company, Kapitall, Inc. is actively seeking additional financing in the form of either debt and/or equity to support its anticipated working capital needs. Management also plans to generate revenue from its on-line brokerage operations during 2012. In addition, during 2011, the parent company Kapitall, Inc., has forgiven $165,361 of amounts owed to it by the Company, and it expects further forgiveness of amounts owed.

There can be no assurance that the Company will be able to meet its expectations and that the parent company Kapitall, Inc., can obtain financing. If such expectations are not met and the parent company Kapitall, Inc., does not obtain additional financing, the Company anticipates that existing working capital would not be sufficient to satisfy its operating cash flow requirements. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company is not liable for federal or state income taxes. Each member is responsible to report separately his distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2011, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities since inception.

Working Capital Contributions
The parent company Kapitall, Inc. intends to continue to provide working capital to meet operational and regulatory requirements. However, as previously noted, Kapitall, Inc. is actively seeking additional financing in the form of either debt and/or equity financing to support its anticipated working capital needs.

3. Administrative Service Agreement

The Company entered into an administrative service agreement with its parent company, Kapitall, Inc. in February 2011, which was subsequently updated in November 2011 whereby the parent agrees to furnish, or cause to be furnished, to the Company administrative and other services and to pay certain expenses of the Company. The parties will formally document such expenses as additional capital contributions by Kapitall, Inc. to the Company or the Company will accrue such expenses as a liability on its books. For the period August 19, 2011 (registration) through December 31, 2011, the Company was charged approximately $50,100 for these expenses. At December 31, 2011, the balance due to Kapitall, Inc. was $96,878.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/8 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1, during the first year of operation.

At December 31, 2011, the Company had net capital, as defined, of $163,079 which was $154,193 in excess of its required net capital of $8,886. Aggregate indebtedness at December 31, 2011 was $133,292. The ratio of aggregate indebtedness to net capital was 0.82 to 1.

5. Stock Based Compensation

In August 2011, the Board of the parent company, Kapitall, Inc. granted options to purchase common shares of Kapitall, Inc. to certain officers and other employees of the Company. Each option has an exercise price of $2.64, which approximated the fair value of the common shares at the date of the grant. All of the options granted have an expiration date ten years from the vesting commencement date and vest over a five-year period, with 25% vesting on the one-year anniversary of the grant and the remaining amount vesting ratably 1/48th at the end of each successive month.

Compensation expense for options issued is allocated to the Company by the parent company and is recognized in the Company's statement of operations based on fair value at the date of grant. During the year ended December 31, 2011, $3,219 of option related expense was allocated to the Company. A further $32,680 will be amortized to compensation expense over the vesting period.

6. Subsequent Events

The Company has evaluated subsequent events through March 13, 2012, the date the financial statement was available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
Kapitall Generation, LLC

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kapitall Generation, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

WeiserMazars LLP

New York, NY
March 13, 2012